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TELEPHONE  (415) 512-4000

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December 6, 2011

WRITER’S DIRECT LINE
(213) 683-9520
(213) 683-4020 FAX
MaryAnn.Todd@mto.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:          Mr. Daniel F. Duchovny

Re:      99 Cents Only Stores

Preliminary Proxy Statement on Schedule 14A

File No. 001-11735, initially filed on October 27, 2011

Amendment No. 1 filed on November 23, 2011

Amendment No. 2 filed on December 6, 2011

Schedule 13E-3

File No. 005-51069, initially filed on October 27, 2011

Amendment No. 1 filed on November 23, 2011

Amendment No. 2 filed on December 6, 2011

Dear Mr. Duchovny:

On behalf of 99 Cents Only Stores (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 2, 2011 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 (the

U.S. Securities and Exchange Commission
December 6, 2011

“Schedule 13E-3”), each filed with the Commission on October 27, 2011 and amended on November 23, 2011.

We have revised the Proxy Statement and the Schedule 13E-3, respectively, in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.  We are supplementally providing two (2) blacklined copies of each of the Amended Proxy Statement and the Amended Schedule 13E-3, each marked to show changes from the respective documents filed on November 23, 2011.

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable. Page references in the responses to the Staff’s comments correspond to the pagination of the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 4

1.                                    Please revise the disclosure to include a section on the fairness determination of the filing persons other than the Company.

RESPONSE TO COMMENT 1:

We have revised the disclosure on page 8 of the Amended Proxy Statement to reflect the Staff’s comment.

Special Factors

The Special Committee, page 33

2.                                    Please revise your disclosure to include the substance of your response to prior comment 14.

U.S. Securities and Exchange Commission
December 6, 2011

RESPONSE TO COMMENT 2:

 We have revised the disclosure on page 35 of the Amended Proxy Statement to reflect the Staff’s comment.

Opinion of Financial Advisor to Our Special Committee and Board of Directors, page 40

3.                                    We reissue prior comment 17 in part. Disclose the enterprise value of each company included in the disclosed Selected Precedent Transaction analysis.

RESPONSE TO COMMENT 3:

We have revised the disclosure on page 46 of the Amended Proxy Statement to reflect the Staff’s comment.

4.                                    We reissue prior comment 19.

RESPONSE TO COMMENT 4:

We have revised the disclosure on page 46 of the Amended Proxy Statement to reflect the Staff’s comment.

5.                                    We reissue prior comment 22 in part. Disclose the findings in the referenced presentation as required by Item 1015(b)(6) of Regulation M-A.

RESPONSE TO COMMENT 5:

We have revised the disclosure on pages 47 and 48 of the Amended Proxy Statement to reflect the Staff’s comment.

6.                                    Please disclose the substance of your response to prior comment 23.

RESPONSE TO COMMENT 6:

We have revised the disclosure on page 48 of the Amended Proxy Statement to reflect the Staff’s comment.

Position of the Rollover Investors as to the Fairness of the Merger, page 55

7.                                    We note your response to prior comment 29. Revise each previously referenced section to explain how the absence of a requirement that the merger be approved by a majority of the common stock held by unaffiliated security holders affected the fairness determination of the Rollover Investors and of Parent, Merger Sub, the Ares Filing Persons and CPPIB.

U.S. Securities and Exchange Commission
December 6, 2011

RESPONSE TO COMMENT 7:

We have revised the disclosure on pages 58, 59, 62, and 63 of the Amended Proxy Statement to reflect the Staff’s comment.

Financing of the Merger, page 65

8.                                    We note the response to prior comment 32. With a view toward revised disclosure, please tell us what obligation Parent is under to appoint investment banks to sell or privately place the Senior Notes. Is Parent required to make a reasonable effort to effect the appointment? May Parent simply choose not such an appointment and thus effectively terminate the Initial Lenders’ obligation to provide the debt financing?

RESPONSE TO COMMENT 8:

We acknowledge the Staff’s comment. As disclosed on page 109 of the Amended Proxy Statement, Parent has agreed in the Merger Agreement to use its reasonable best efforts to satisfy on a timely basis all conditions applicable to it in the financing letters.  As disclosed on page 72 of the Amended Proxy Statement, one of these conditions is the appointment by Parent of one or more investment banks to sell or privately place the Senior Notes.  Parent has satisfied this condition and engaged Royal Bank of Canada, BMO Capital Markets and Deutsche Bank Securities Inc. to sell or privately place the Senior Notes.  Accordingly, we have revised the disclosure on page 72 of the Amended Proxy Statement to reflect the Staff’s comment.

Please do not hesitate to contact Brett Rodda at (213) 683-9161 or me at (213) 683-9520 with any questions or comments regarding this response letter, the Amended Proxy Statement or the Amended Schedule 13E-3.  Thank you for your assistance.

Sincerely,

/s/ Mary Ann Todd
Mary Ann Todd

cc: Eric Schiffer, 99 Cents Only Stores
Hillel Cohn, Morrison & Foerster LLP